                                                                     EXHIBIT 2.2


MEDUNITE INC.
REPORT AND FINANCIAL STATEMENTS
DECEMBER 31, 2001

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of MedUnite Inc.


In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of MedUnite Inc. at December 31, 2001 and the results of its operations and its cash flows for the year ended December 31, 2001 and for the period from June 9, 2000 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of $40,399,000 and generated negative cash flows from operations of $33,482,000 during 2001, and at December 31, 2001 had an accumulated deficit of $53,607,000. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PricewaterhouseCoopers LLP
San Diego, California

December 17, 2002

MEDUNITE INC.
BALANCE SHEET
December 31, 2001
--------------------------------------------------------------------------------


Assets
Current assets
    Cash and cash equivalents                                              $  8,614,000
    Investment in derivative securities                                              --
    Accounts receivable, net of allowances of $729,000                        2,833,000
    Prepaid expenses and other current assets                                   712,000
                                                                           ------------

           Total current assets                                              12,159,000

Property and equipment, net                                                  22,286,000
Intangible assets, net                                                       14,779,000
Other assets, including $825,000 of restricted cash
    at December 31, 2001                                                      1,011,000
                                                                           ------------
           Total assets                                                    $ 50,235,000
                                                                           ============

Liabilities and Stockholders' Equity
Current liabilities
    Accounts payable                                                       $  3,465,000
    Accrued expenses                                                          7,614,000
    Current portion of capital lease obligations                                201,000
                                                                           ------------
           Total current liabilities                                         11,280,000

Notes payable                                                                 3,505,000
Deferred compensation                                                         2,158,000
Capital lease obligations, less current portion                                 366,000
Other long-term liabilities                                                   1,134,000
                                                                           ------------
           Total liabilities                                                 18,443,000
                                                                           ------------

Commitments and contingencies (Note 9)

Stockholders' equity
    Preferred stock, $0.001 par value, 137,000,000 shares authorized:
      Series A preferred stock, 87,000,000 authorized, 85,270,402
        issued and outstanding; liquidation value of $85,270,000                 85,000
    Common stock, $0.001 par value, 297,000,000 shares authorized:
      Class A common stock, 210,000,000 authorized, zero shares
        issued and outstanding                                                       --
      Class B common stock, 87,000,000 authorized, zero shares
        issued and outstanding                                                       --
    Additional paid-in capital                                               85,314,000
    Accumulated deficit                                                     (53,607,000)
                                                                           ------------
           Total stockholders' equity                                        31,792,000
                                                                           ------------
           Total liabilities and stockholders' equity                      $ 50,235,000
                                                                           ============



The accompanying notes are an integral part of these financial statements.

MEDUNITE INC.
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2001 and for the
Period from June 9, 2000 (Inception) to December 31, 2000
--------------------------------------------------------------------------------


                                                                 PERIOD FROM
                                                                JUNE 9, 2000
                                              YEAR ENDED       (INCEPTION) TO
                                              DECEMBER 31,       DECEMBER 31,
                                                 2001               2000
                                             ------------       ------------

Revenue                                      $  7,085,000       $         --
                                             ------------       ------------

Operating Expenses
    Cost of revenue                             4,087,000                 --
    Engineering and development                27,874,000          2,171,000
    Selling, general and administrative        16,617,000         11,730,000
    Depreciation and amortization               3,036,000             23,000
                                             ------------       ------------

           Total operating expenses            51,614,000         13,924,000
                                             ------------       ------------

Loss from operations                          (44,529,000)       (13,924,000)

Investment income                               4,956,000            905,000
Interest income                                   425,000            306,000
Interest expense                               (1,251,000)          (495,000)
                                             ------------       ------------

Net loss                                     $(40,399,000)      $(13,208,000)
                                             ============       ============



The accompanying notes are an integral part of these financial statements.

MEDUNITE INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2001 and for the
Period from June 9, 2000 (Inception) to December 31, 2000
--------------------------------------------------------------------------------



                                                              SERIES A
                                      COMMON STOCK           PREFERRED STOCK           ADDITIONAL
                                     ----------------      ----------------------        PAID-IN      ACCUMULATED
                                     SHARES    AMOUNT       SHARES         AMOUNT        CAPITAL          DEFICIT          TOTAL
                                     ------    ------       ------         ------        -------          -------          -----
Issuance of common stock in
June and August 2000                    6,550    $ --             --   $         --    $      6,000    $         --    $      6,000

Net loss                                   --                                    --              --     (13,208,000)    (13,208,000)
                                 ------------    ----   ------------   ------------    ------------    ------------    ------------

Balance at December 31, 2000            6,550      --             --             --           6,000     (13,208,000)    (13,202,000)

Issuance of Series A preferred
stock upon conversion of
common stock                           (6,550)     --          6,550             --              --              --              --

Issuance of Series A preferred
stock, including conversion
of notes payable                           --      --     85,263,852         85,000      85,179,000              --      85,264,000

Recognition of discount on
notes payable                              --      --             --             --         129,000              --         129,000

Net loss                                   --      --             --             --              --     (40,399,000)    (40,399,000)
                                 ------------    ----   ------------   ------------    ------------    ------------    ------------
Balance at December 31, 2001               --    $ --     85,270,402   $     85,000    $ 85,314,000    $(53,607,000)   $ 31,792,000
                                =============    ====   ============   ============    ============    ============    ============


The accompanying notes are an integral part of these financial statements.

MEDUNITE INC.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2001 and for the
Period from June 9, 2000 (Inception) to December 31, 2000
--------------------------------------------------------------------------------


                                                                                         PERIOD FROM
                                                                                         JUNE 9, 2000
                                                                          YEAR ENDED    (INCEPTION) TO
                                                                         DECEMBER 31,    DECEMBER 31,
                                                                             2001           2000
                                                                         ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                             $(40,399,000)   $(13,208,000)
    Adjustments to reconcile net loss to net cash
      used in operating activities
        Investment income                                                          --        (905,000)
        Non-cash interest expense                                           1,238,000              --
        Depreciation and amortization                                       3,063,000          23,000
        Gain on sale of investment                                         (4,956,000)             --
        Changes in operating assets and liabilities,
           net of assets acquired
             Accounts receivable                                             (589,000)             --
             Prepaid and other current assets                                (642,000)        (70,000)
             Other assets                                                     179,000        (176,000)
             Accounts payable                                               2,016,000       1,449,000
             Accrued expenses and other long-term liabilities               5,208,000       3,155,000
             Deferred compensation                                          1,400,000         758,000
                                                                         ------------    ------------

               Net cash used in operating activities                      (33,482,000)     (8,974,000)
                                                                         ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Investment in warrant (Note 4)                                           (941,000)     (2,113,000)
    Purchases of property and equipment                                   (22,559,000)       (300,000)
    Proceeds from sale of investment                                        8,915,000              --
    Increase in restricted cash                                              (825,000)             --
    Costs incurred in connection with business combination                 (1,043,000)             --
                                                                         ------------    ------------

               Net cash used in investing activities                      (16,453,000)     (2,413,000)
                                                                         ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net proceeds from issuance of common stock                                     --           6,000
    Proceeds from issuance of Series A preferred stock                     25,660,000              --
    Proceeds from issuance of convertible notes payable                    24,340,000      20,000,000
    Payments on capital lease obligations                                     (70,000)             --
                                                                         ------------    ------------

               Net cash provided by financing activities                   49,930,000      20,006,000
                                                                         ------------    ------------

Net (decrease) increase in cash and cash equivalents                           (5,000)      8,619,000

Cash and cash equivalents at beginning of period                            8,619,000              --
                                                                         ------------    ------------

Cash and cash equivalents at end of period                               $  8,614,000    $  8,619,000
                                                                         ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Issuance of Series A preferred stock upon conversion of notes
      payable (Note 5)                                                   $ 44,340,000    $         --
                                                                         ============    ============
    Series A preferred stock issued in connection
      with acquisition                                                   $ 15,263,000    $         --
                                                                         ============    ============
    Issuance of long-term debt in connection with acquisition (Note 3)   $  1,966,000    $         --
                                                                         ============    ============
    Cash paid for interest                                               $     14,000    $         --
                                                                         ============    ============




The accompanying notes are an integral part of these financial statements.

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.       ORGANIZATION AND DESCRIPTION OF BUSINESS

         THE COMPANY
         MedUnite Inc. (the "Company") was incorporated in Delaware in June 2000. The Company was formed to develop and maintain an exchange that provides connectivity applications in the healthcare market that facilitates various business transactions, including claims submission, real-time claim status inquiry, eligibility and referral and authorization.

         The Company is subject to risks common to rapidly growing technology-based companies, including rapid technological change, dependence on principal products, new product development, new product introductions, other activities of competitors, and a limited operating history in Internet related e-commerce activities.

         The Company incurred a net loss of $40,399,000 and generated negative cash flows from operations of $33,482,000 during 2001. The Company has an accumulated deficit of $53,607,000 as of December 31, 2001. In February 2002 and August 2002, the Company issued notes payable to its founders in the aggregate amount of $23,975,000 (Note 12).

         Due to liquidity constraints in the second half of 2002, management implemented certain measures to conserve capital resources that included reducing its workforce and certain product development and marketing efforts. In addition, management has been engaged in efforts to raise additional resources through the issuance of additional capital or the sale of the Company. However, there can be no assurance that management will be successful in raising additional capital or in its efforts to sell the Company. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not reflect any adjustments that might result if the Company was unable to continue as a going concern.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION
         The financial statements include the accounts of MedUnite Inc. and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         CASH AND CASH EQUIVALENTS
         The Company considers all highly liquid investments with original maturities from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand and certificates of deposit with a financial institution.

         INVESTMENT IN DERIVATIVE SECURITIES
         Changes in the fair value of the Company's investment in derivative securities are recorded in investment income. The Company elected to adopt Statement on Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, upon the Company's inception.

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         PROPERTY AND EQUIPMENT
         Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to three years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the lease. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Expenditures for repairs, maintenance and minor renewals and betterments are expensed as incurred.

         INTERNAL-USE SOFTWARE
         Internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized. Application development stage costs generally include software configuration, coding, installation to hardware and testing. Costs of upgrades and major enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. During the year ended December 31, 2001, the Company capitalized $9,876,000 of internal-use software development costs. Amortization expense, which is computed on a straight-line basis over estimated useful lives ranging from two to three years, was $293,000 for the year ended December 31, 2001. The Company did not capitalize any internal-use software development costs during the period ended December 31, 2000 (Note 5).

         LONG-LIVED ASSETS
         The Company assesses potential impairments of its long-lived assets when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and a charge to operations. The Company has not recorded any such impairment losses.

         INTANGIBLE ASSETS
         Intangible assets consist primarily of a software platform, non-compete agreement, customer related agreements and software and goodwill arising from the Company's acquisition of NDCHealth's physician network services business in 2001 (Note 3). Identifiable intangible assets with determinable lives are stated at their fair value and are being amortized using the straight-line method over their estimated useful lives as follows:



                Software platform                              3 years
                Non-compete agreement                          5 years
                Customer related agreements                  3 to 5 years
                Other identifiable intangible assets       0.5 to 5 years


         Goodwill is not amortized, but is reviewed annually (or more frequently if impairment indicators arise) for impairment. Intangible assets that are not deemed to have indefinite lives are reviewed for impairment in accordance with the Company's policy for long-lived assets. As of December 31, 2001, no such impairment losses have been recognized.

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         REVENUE RECOGNITION
         The Company derives revenue from processing electronically submitted medical claims for insurance companies and health care providers. Revenue is recognized as services are provided according to the terms of the underlying contracts.

         RESEARCH AND DEVELOPMENT COSTS
         Research and development costs are expensed as incurred.

         ADVERTISING COSTS
         Advertising costs are expensed as incurred. Advertising expense was $481,000 and $0 for the year ended December 31, 2001 and the period ended December 31, 2000, respectively.

         INCOME TAXES
         Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

         CONCENTRATION OF CREDIT RISK
         The Company's financial instruments subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's policy is to place its cash and cash equivalents with high quality financial institutions in order to limit its credit exposure. To date, the Company has not experienced any credit losses associated with these financial institutions. Accounts receivable are generally unsecured. The Company performs on-going credit evaluations of its customers and maintains an allowance for potential credit losses as considered necessary.

         COMPREHENSIVE INCOME (LOSS)
         Comprehensive income (loss) is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company presents other comprehensive income (loss) in its statements of stockholders' equity. For the year ended December 31, 2001 and the period ended December 31, 2000, the only component of comprehensive loss is net loss.


3.       ACQUISITION

         In August 2001, the Company acquired NDCHealth's physician network services business (the "Acquisition"). The physician network services business connects physicians to payors to provide electronic processing for claims, eligibility, referrals and other health transactions. The Company acquired the physician network services business in exchange for 15,263,402 shares of Series A preferred stock, having an estimated fair value, as determined by management, of $15,263,000, and a promissory note with a principal amount of $2,300,000, having an estimated fair value of $1,966,000 (Note 6). In addition, the Company incurred acquisition costs of $1,043,000 related to the acquisition.

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of the acquired business have been included in the Company's financial statements from the date of acquisition. The aggregate purchase price was allocated as follows:

            Accounts receivable            $  2,214,000
            Property and equipment              572,000
            Identifiable intangibles         10,665,000
            Goodwill                          5,555,000
            Other assets                         52,000
            Accrued liabilities                (786,000)
                                           ------------
                 Total purchase price      $ 18,272,000
                                           ============

4.       INVESTMENT IN WARRANT OF QUOVADX, INC.

         In October 2000, the Company entered into a Software License and Services Agreement (the "Agreement") with Quovadx, Inc., formerly XCare.net, Inc. ("Quovadx") under which Quovadx provides software development and hosting services related to the Company's internet portal. The development services are invoiced to the Company on a time and materials basis and the hosting service fees are invoiced based on the number of servers hosted. In June 2001, the Company accepted and paid approximately $6,700,000 for a perpetual software license, which is included in property and equipment.

         In addition, the Company is committed to purchase software maintenance services from Quovadx from June 2002 through December 31, 2005, as follows:

             YEAR ENDING DECEMBER 31,

                  2002                                 $      700,000
                  2003                                        700,000
                  2004                                        700,000
                  2005                                        408,000
                                                       ----------------
                                                       $    2,508,000
                                                       ================

          In connection with the Agreement, Quovadx issued warrants to the Company to purchase 1,350,000 shares of Quovadx's common stock at an exercise price of $4.06. The warrants were immediately vested, exercisable and non-forfeitable and had a contractual life of 18 months from the date of grant. The fair value of the warrants at the date of issuance was estimated to be $3,054,000, using the Black-Scholes option pricing model assuming a volatility factor of 120%, risk-free interest rate of 5.9%, dividend yield of 0%, a contractual life of 18 months and Quovadx's stock price of $4.06. The warrants are classified as an investment and are stated at fair value at December 31, 2000. Payments made to Quovadx up to the initial fair value of the warrant are considered payment for the purchase of the warrant. For the period ended December 31, 2000, the Company made payments of $2,113,000 to Quovadx. The remaining $941,000, which was included in accrued expenses at December 31, 2000, was offset against payments made during the year ended December 31, 2001. The difference between (i) the value of the development services provided on a time and materials basis and the software payment of $6,700,000 and (ii) the fair value of the warrant of $3,054,000 is being accounted for as internally developed software. In September 2001, the Company exercised these warrants and sold the underlying Quovadx common stock for a total of $8,915,000, recognizing a gain of $4,956,000, which is included in investment income for 2001.

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         In addition, under the terms of the Agreement, the Company has a put right with Quovadx that would require Quovadx to invest between $10 million and $20 million in a future financing, subject to certain conditions, if requested by Company's Board of Directors. The investment shall be on terms similar to other investors in the financing. However, there can be no assurance that the Board of Directors will exercise this right or that the conditions of the put right will be met.


5.       COMPOSITION OF CERTAIN BALANCE SHEET COMPONENTS

         Property and equipment, net consists of the following:

                                                                    2001
                                                                ------------

            Computer equipment                                  $  2,124,000
            Internal-use software                                  9,876,000
            Software                                              10,003,000
            Furniture and fixtures                                 1,051,000
            Office equipment                                         585,000
            Leasehold improvements                                   292,000
                                                                ------------
                                                                  23,931,000
            Less accumulated depreciation and amortization        (1,645,000)
                                                                ------------
                                                                $ 22,286,000
                                                                ============

         Depreciation and amortization expense related to property and equipment was $1,595,000 and $23,000 for the year ended December 31, 2001 and the period ended December 31, 2000, respectively.

         Intangible assets, net consists of the following:

                                                                      2001
                                                                ---------------

            Intangible Assets Subject to Amortization:
                 Software platform                                $  8,325,000
                 Non-compete agreement                               1,700,000
                 Customer related agreements                           422,000
                 Other identifiable intangible assets                  218,000
                                                                  ------------
                                                                    10,665,000
                 Less accumulated amortization                      (1,441,000)
                                                                  ------------
                 Intangibles assets subject to amortization, net     9,224,000

            Goodwill                                                 5,555,000
                                                                  ------------
                                                                  $ 14,779,000
                                                                  ============

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         Amortization expense was $1,441,000 for the year ended December 31, 2001. Estimated amortization expense subsequent to the year ended December 31, 2001 is as follows:

             YEAR ENDING DECEMBER 31,

                  2002                                    $   3,447,000
                  2003                                        3,253,000
                  2004                                        1,975,000
                  2005                                          347,000
                  2006                                          202,000
                                                          ---------------
                                                          $   9,224,000
                                                          ===============
         Restricted cash of $825,000 at December 31, 2001 includes a certificate of deposit of $750,000, which has been pledged as security for an outstanding letter of credit (Note 11).

         Accrued expenses consist of the following:

                                                                  2001

                  Compensation related costs                 $   2,666,000
                  Other                                          4,948,000
                                                             ----------------
                                                             $   7,614,000
                                                             ================
6.       NOTES PAYABLE

         During 2001 and 2000, the Company received proceeds of $24,340,000 and $20,000,000, respectively, from its founders in connection with the issuance of convertible notes payable (the "Notes"), as amended. The Notes have annual interest rates ranging from 6.10% to 6.53%. The principal balance of the Notes automatically converted into 44,340,331 shares of Series A preferred stock at $1.00 per share upon the closing the Acquisition in August 2001. The outstanding accrued interest of $1,565,000 was converted into notes payable. The Company imputed an interest rate of 12% on these notes, which more accurately reflects the rate that the Company would pay to a third party lender. The resulting debt discount of $129,000 was recorded as additional paid-in capital because the notes were issued to the founders. The notes are repayable in four quarterly installments during 2003. Accrued interest related to this note at December 31, 2001 of $70,000 is included in other long-term liabilities.

         During 2001, the Company issued a promissory note in connection with the Acquisition. The note has a principal amount of $2,300,000 payable in full in August 2004, and was initially recorded at its estimated fair value of $1,996,000, representing an effective annual interest rate of 12%. Accrued interest related to this note at December 31, 2001 of $99,000 is included in other long-term liabilities.

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------



         Maturities of long-term debt and notes payable are as follows:


             YEAR ENDING DECEMBER 31,

                  2002                                      $          --
                  2003                                          1,565,000
                  2004                                          2,300,000
                                                            ---------------
                                                                3,865,000
                  Less discount                                  (360,000)
                                                            ---------------
                                                            $   3,505,000
                                                            ===============

7.       COMMON STOCK AND PREFERRED STOCK

         COMMON STOCK
         The rights and privileges of the common stock under the Company's Amended and Restated Certificate of Incorporation are as follows:

         Each holder of Class A common stock and Class B common stock is entitled to one vote per share. Holders of Class B common stock, voting as a separate class, are entitled to elect or remove from office the founders' members of the Company's Board of Directors. The holders of all outstanding shares of Company stock, voting together on an if-converted basis as a single class, are entitled to elect all remaining members of the Board of Directors.

         Each share of Class B common stock is convertible at any time into an equal number of shares of Class A common stock transferred to a non-founder. Class B common stock transferred to a non-founder will automatically convert into Class A common stock. In addition, Class B common stock owned by the founders will automatically convert into Class A common stock upon the earlier of a) the fifth anniversary of an initial public offering of the Company, or b) when the founders own, in aggregate, less than 50% of Class B common stock that would be issued upon conversion of the Series A preferred stock.

         PREFERRED STOCK
         The rights, preferences and privileges of the Series A preferred stock under the Company's Amended and Restated Certificate of Incorporation are as follows:

         DIVIDENDS - The holders of shares of the Series A preferred stock are entitled to receive dividends at the rate of 8% of the original issue price, which is $1.00 per share, per annum (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), payable when and as declared by the Board of Directors of the Company. The right to receive dividends shall be noncumulative; however the Company shall not declare or pay any distributions on shares of common stock until the preferred stockholders have received a cumulative distribution at the rate specified above.

         LIQUIDATION PREFERENCE - In certain events, including liquidation, dissolution or winding up of the Company, including a consolidation or merger and conveyance of substantially all of the assets of the Company, the holders of Series A preferred stock have a preference in liquidation over the common stockholders equal to the original issue price of $1.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         recapitalization affecting such shares), plus any dividends declared but unpaid thereon. If the assets of the Company are not sufficient to fulfill the liquidation amount, the stockholders will share in the liquidation amount on a pro rata basis.

         SALE OF THE COMPANY - In the event the Board of Directors decides to pursue the sale of the Company, the founders shall be given the first right of refusal to acquire the Company. If none of the founders exercise this right, NDCHealth has the option to purchase the Company.

         VOTING RIGHTS - Each holder of preferred stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which they are then convertible. Holders of Series A preferred stock, voting as a separate class, are entitled to elect or remove from office the founders' members of the Company's Board of Directors.

         CONVERSION - Each share of preferred stock is automatically convertible into one share of Class B common stock (subject to customary adjustments to protect against dilution) upon the closing of a public offering of the Company's common stock that results in gross proceeds of at least $50,000,000.

8.       INCOME TAXES

         Deferred tax assets consist of the following:

                                                                   2001
                                                              ---------------
             Net operating loss carryforwards                 $    17,439,000
             Capitalized start-up costs                             5,282,000
             Investment in warrant                                         --
             Deferred compensation                                  1,599,000
             Developed internal-use software                       (3,729,000)
             Intangible assets                                     (3,106,000)
             Other                                                    342,000
                                                              ----------------
             Net deferred tax assets                               17,827,000
             Deferred tax asset valuation allowance               (17,827,000)
                                                              ----------------
                                                              $            --
                                                              ================

         Due to the uncertainty of the Company generating future taxable income, the Company has recorded a valuation allowance against its deferred tax assets.

         A reconciliation of income taxes to the amounts computed by applying the statutory federal income tax rate to the net loss is summarized as follows:


                                                               2001               2000
                                                            ------------        ------------
            Amounts computed at statutory federal rate      $(13,736,000)      $ (4,491,000)
            State taxes                                       (1,905,000)          (771,000)
            Other                                                 21,000                 --
            Intangible assets                                  3,055,000                 --
            Change in valuation allowance                     12,565,000          5,262,000
                                                            ------------       ------------
                                                            $         --        $        --
                                                            ============       ============

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         At December 31, 2001, the Company had $44,739,000 and $44,739,000 of
         federal and state net operating loss carryforwards, respectively. The federal and state net operating loss carryforwards begin to expire in 2020 and 2010, respectively.

         Management is currently exploring various strategic alternatives including the possible sale of the Company. Future changes in control may result in a limitation on the future utilization of the company's net operating loss carryforwards.



9.       STOCK OPTIONS

         The Company has adopted the 2001 Equity Incentive Plan (the "Plan") providing for the granting of up to 10,280,374 shares of the Company's common stock. The Plan provides for the granting of stock options and restricted stock awards. Incentive stock options granted under the Plan must be granted with strike prices not less than the fair market value. Non-qualified stock options granted under the Plan must be granted with strike prices not less than 85% of fair market value. Options generally expire ten years from the date of grant. Option vesting is determined by the Board of Directors upon each grant and is generally a five-year period.

         In June 2000, the Company entered into a five-year employment agreement with an executive under which the Company issued stock options to purchase 2,803,738 shares of common stock and is obligated to issue 847,458 shares of restricted common stock to the executive. If the executive's employment terminates, other than for cause, prior to the fifth anniversary of the executive's hire date, the Company is obligated to repurchase all of the restricted common stock for an aggregate price equal to the greater of the then fair market value or $1,000,000. Commencing on the fifth anniversary of the executive's hire date, the executive has a right to sell all or some of his shares of restricted common stock and stock option shares to the Company for a guaranteed fixed pre-tax gain of $7,000,000 in the aggregate assuming all shares were repurchased. This amount is being recognized as compensation expense on a straight-line basis over the five-year service period. Through December 31, 2001, $2,158,000 has been recorded as deferred compensation.

         In 2002, this executive has asserted that if his employment is terminated following a change in control of the Company, the "guaranteed value" provision set forth in Section 7 of this employment agreement will be accelerated and become fully due and payable. He asserts that he would be entitled to receive $7,000,000 for his restricted stock and options. The Company believes the executive's "guaranteed value" provision does not accelerate upon a change of control of the Company and that the executive must be an employee of the Company on the fifth anniversary of his hire date in order to receive the $7,000,000 guaranteed value. The Company does not dispute that if the executive's employment terminates without cause as defined in the agreement prior to the fifth anniversary of his hire date, he would be entitled to put the shares to the Company for repurchase at an aggregate purchase price equal to the greater of the then fair market value or $1,000,000.

         The executive has requested that the Company agree to a binding arbitration to resolve this dispute. The Company has rejected this request for arbitration and intends to defend any claim vigorously. The accompanying financial statements do not include any adjustments that may result from this uncertainty.

         During 2001, the Company granted options to purchase 8,452,458 shares of common stock (including the options to purchase 2,803,738 shares of common stock granted to the executive referred to above) with a weighted average exercise price of $1.54.

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         The following table summarizes information regarding options outstanding as of December 31, 2001:

                                                 OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                                  ---------------------------------------------------    ------------------------------
                                                        WEIGHTED-         WEIGHTED-                          WEIGHTED-
               RANGE OF                                  AVERAGE           AVERAGE                            AVERAGE
               EXERCISE               NUMBER            REMAINING          EXERCISE          NUMBER           EXERCISE
                PRICES             OUTSTANDING         LIFE (YEARS)         PRICE          EXERCISABLE         PRICE
                ------             -----------         ------------         -----          -----------         -----
                $1.18                 5,257,009              9.5             $1.18          1,051,402           $1.18
            $1.74 to $2.30            3,195,449              9.7             $2.00                 --              --
                                  ---------------                                         ------------

                                      8,452,458                                             1,051,402
                                  ===============                                         =============


         At December 31, 2001, 980,458 shares (exclusive of the 897,458 shares of restricted stock to be issued to the executive referred to above) were available for future grants under the Plans.

         The weighted-average fair value of options granted during the year ended December 31, 2001 was $0.08.

         PRO FORMA EMPLOYEE COMPENSATION EXPENSE
         Had compensation cost for the Company's stock-based compensation been determined based on the fair value of the options at the date of grant, the Company's net loss would not have been materially different from the net loss reported for 2001.

         The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants during 2001: dividend yield of 0%, expected life of five years, expected volatility of 0%, and risk-free interest rate of 6%.



10.      RELATED PARTY TRANSACTIONS

         The Company was founded by seven leading insurance companies who are expected to be among the Company's primary customers. In August 2001, the Company entered into service agreements with each of the founders under which the Company will facilitate specified business transactions for fees. These agreements have a term of two years and automatically renew for successive annual periods, if not cancelled by either party.

         At December 31, 2001, the Company has accounts receivable from its founders in the aggregate amount of $361,000. During 2001, the Company recognized revenue of $1,348,000 from its founders.

         At December 31, 2001, the Company has accounts receivable from NDCHealth of $506,000 and accounts payable and accrued liabilities due to NDCHealth of $1,642,000. During 2001, the Company recognized revenue of $2,157,000 from NDCHealth.

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


11.      COMMITMENTS AND CONTINGENCIES

         LEASES
         The Company leases facilities and equipment under non-cancelable operating and capital leases which expire on varying dates through 2006. In connection with a facilities lease, the Company entered into an irrevocable letter of credit in the amount of $750,000. The letter of credit expires September 30, 2004. The Company's future minimum payments under non-cancelable operating and capital leases are as follows:


                                                                           CAPITAL            OPERATING
             YEAR ENDING DECEMBER 31,                                       LEASES             LEASES
             ------------------------                                  --------------    -----------------
                  2002                                                  $     229,000      $    1,567,000
                  2003                                                        233,000           1,471,000
                  2004                                                        153,000           1,145,000
                  2005                                                                             55,000
                  2006                                                                              9,000
                                                                        ---------------    ----------------
                                                                              615,000      $    4,247,000
                                                                                           ================
                  Less amounts representing interest                           48,000
                                                                        ---------------
                  Future minimum lease obligation                             567,000
                  Less current portion                                        201,000
                                                                        ---------------
                                                                        $     366,000
                                                                        ===============

         Assets under capital leases included in property and equipment at December 31, 2001 had a net book value of $542,000, which includes accumulated amortization of $95,000.

         Rent expense was $1,555,000 and $441,000 for the year ended December 31, 2001 and the period ended December 31, 2000, respectively. Certain facility operating leases contain escalation clauses. The Company recognizes rent expense on a straight-line basis over the related lease term.

         EMPLOYMENT AGREEMENTS
         The Company entered into employment agreements with certain executives that provide for cash severance payments if the executives are terminated without cause. The Company's aggregate commitment under these agreements is $2,335,000 at December 31, 2001.



12.      SUBSEQUENT EVENTS

         In February 2002, the Company issued convertible promissory notes bearing interest at 2.74% per annum, pursuant to a note purchase agreement with its founders, under which the Company borrowed an aggregate amount of $18,160,000. In the event that the Company issues and sells shares of Series B Preferred Stock to new investors with total proceeds of not less than $30,000,000, including the $18,160,000 advanced, prior to February 2003, then the outstanding principal of the convertible promissory notes will automatically convert into shares of Series B Preferred Stock at the same price per share that the shares of Series B Preferred Stock are sold to the new investors. If a financing

MEDUNITE INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         does not occur before February 2003, then the outstanding principal balance will automatically convert into shares of Series B Preferred Stock at the price per share equal to the then fair market value. The Series B Preferred Stock will have such rights, preferences and privileges as are approved by the required vote of the founders (as defined in the Company's amended and restated certificate of incorporation); provided that the rights of the Series B Preferred stockholders shall be pari passu to the rights of the Series A Preferred stockholders upon a liquidation of the Company.

         In April 2002, the Company entered into a non-cancellable operating lease for office space, which expires on April 30, 2005. The Company's future minimum payments under the lease for the years ending December 31, 2002, 2003, 2004 and 2005 are $327,652, $501,880, $517,483, and
         $174,228, respectively.

         In July 2002, the Company entered into a three-year information technology services agreement to outsource certain hosting, system maintenance and operation services. Actual service fees are based on the number of transactions processed by the software being supported; however, the Company is committed to pay a minimum annual service fee of $1,212,000. The Company has the option to cancel the agreement by providing 90 days notice and paying an early termination fee which will be equal to between one and three months' average transaction fees, depending upon when the agreement is terminated.

         In August 2002, the Company issued promissory notes bearing interest at 6% per annum, pursuant to a note purchase agreement with its founders, under which the Company subsequently borrowed the maximum amount available of $5,815,000. The outstanding principal amount of the loan is due and payable on the earliest of the following events: (a) December 31, 2002, (b) the date that the Company completes an equity financing for the minimum amount of $20,000,000 or (c) the effective date of a change of control of the Company.